BARNES & THORNBURG LLP	11 S. Meridian Street Indianapolis, IN 46204-3535 317-236-1313 317-231-7433 (Fax) www.btlaw.com

David P. Hooper
Partner
(317) 231-7333
dhooper@btlaw.com

September 30, 2013
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mark S. Webb, Legal Branch Chief
100 F Street, N.E.
Washington, D.C.  20549

Re:          America First Tax Exempt Investors, L.P.
Registration Statement on Form S-3
Filed on September 5, 2013
File No. 333-191014

Dear Mr. Webb:

We have received your letter dated September 25, 2013, detailing your office’s review of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of America First Tax Exempt Investors, L.P. (the “Company”).  On behalf of the Company, below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  Contemporaneously with this letter, the Company also is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting our responses to your comments.  References in this letter to the “prospectus” mean the prospectus, as amended, being filed with the Amendment No. 1.

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Registration Statement on Form S-3
General

1.           Please advise, with a view toward disclosure, the percentage of the distributions of each of the last three years that is tax exempt.

Response:  The approximate percentage of distributions made by the Company to its shareholders that is tax exempt for 2012, 2011, and 2010 is 90%, 94%, and 89%, respectively.  In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you indicate.  I refer you to page 2 of the Amendment No. 1 under the heading “Business Objectives and Strategy” for the additional disclosure, which reads as follows:

“For the years ended December 31, 2012, 2011, and 2010, the Partnership reported on its federal income tax return tax-exempt interest income as a percentage of total income of approximately 90%, 94%, and 89%.  A

Mark S. Webb
Securities and Exchange Commission
September 30, 2013

shareholder’s tax form K-1 reported a similar percentage of tax-exempt income compared to total income assuming the shareholder owned the shares during the full calendar year.”

America First Tax Exempt Investors, L.P., page 1
Our Business, page 1

2.           We note that the Partnership may acquire equity interests in multifamily properties and convert such interests to ownership of tax-exempt mortgage revenue bonds “at the time the property ownership is restructured.”  Please describe the restructuring process in more detail, including the Partnership’s strategy in the event it is unable to convert its equity interests into ownership of tax-exempt mortgage revenue bonds.

Response:  In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested.  I refer you to page 2 of the Amendment No. 1 under the heading “Our Business” for the revised disclosure, which reads as follows:

“To restructure each of the MF Properties into a tax-exempt mortgage revenue bond, the Partnership teams with a third party developer who works to secure a tax-exempt mortgage revenue bond issuance from the local housing authority.  Once the developer receives the tax-exempt mortgage revenue bond commitment, the Partnership will sell the MF Property to a not-for-profit entity or to an entity owned by the developer in connection with a syndication of Low Income Housing Tax Credits (“LIHTCs”) under Section 42 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The Partnership expects to acquire the tax-exempt mortgage revenue bonds issued to provide debt financing for these properties at the time the property ownership is restructured. Such restructurings will generally be expected to occur within 36 months of the Partnership’s initial investment in an MF Property and will often coincide with the expiration of the compliance period relating to LIHTCs previously issued with respect to the MF Property. The Partnership will not acquire LIHTCs in connection with these transactions. In the event that the MF Property cannot secure a tax-exempt mortgage revenue bond, the Partnership will operate the MF Property until the opportunity arises to sell it at what management believes is its optimal fair value.  These types of transactions represent a long-term market opportunity for the Partnership and will provide us with a pipeline of future bond investment opportunities as the market for LIHTC syndications continues to strengthen.”

3.           For each of the type of investments you describe, please give a percentage of your total assets it represents.

Response:  In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement as you requested.  I refer you to page 4 of the Amendment No. 1 under the heading “Our Business” for the additional disclosure.

Mark S. Webb
Securities and Exchange Commission
September 30, 2013

Management Structure and Compensation, page 9

4.           Please include an ownership chart detailing the relationships described on this page.

Response:  In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement to include an ownership chart as you requested.  I refer you to page 10 of the Amendment No. 1 under the heading “Management Structure and Compensation” for the additional disclosure.

Risk Factors, page 12

5.           Please move this section in its entirety so that it is located directly after the Summary.  Refer to Item 503(c) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement as you requested.  I refer you to pages 12 to 20 of the Amendment No. 1 showing the corresponding location of the “Risk Factors” section.

6.           Some of your Risk Factors state that there can be no assurance of a given outcome, when the real risk is not your inability to provide assurance, but the underlying situation.  Please amend to eliminate this, and similar language.

Response:  In response to the Staff’s comment, the Company has revised the relevant risk factors as requested.  I refer you to pages 12, 13, 14, 16, and 19 of the Amendment No. 1 for the revised disclosures.

U.S. Federal Income Tax Considerations, page 29

7.           It appears that you are issuing a short-form opinion, so the discussion within the registration statement acts as tax counsel’s opinion.  Accordingly, please remove any indications that the opinion in this section is a “summary” of U.S. federal income tax considerations.

Response:  In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement as you requested.  I refer you to pages 29, 30, and 40 of the Amendment No. 1 for the revised disclosures.

8.           Please state that the opinion set forth in this section is that of Barnes & Thornburg, LLP.  Accordingly, please delete the language in paragraph two stating that the Partnership “will” receive an opinion from Barnes & Thornburg.

Response:  In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement as you requested.  I refer you to page 30 of the Amendment No. 1 for the revised disclosures.

9.           Please replace “should” with “will” in the last sentence of the third full paragraph.

Mark S. Webb
Securities and Exchange Commission
September 30, 2013

Response:  In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement as you requested.  I refer you to page 30 of the Amendment No. 1 for the revised disclosure.

10.           Under the section “Taxation of the Partnership and Shareholders,” please delete the word “assuming” in the first paragraph.  Counsel should opine that the Partnership “will” be classified as a partnership for tax purposes.

Response:  In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement as you requested.  I refer you to page 31 of the Amendment No. 1 for the revised disclosure.

11.           It appears that Barnes & Thornburg is relying on a number of other opinions with regard to the tax exemption of the revenue bonds.  Investors are entitled to review those opinions.  Please file those opinions as backup to the Barnes & Thornburg opinion, or revise the Barnes & Thornburg opinion to cover all of the revenue bonds, or advise.

Response:  Your reference to the bond counsel opinions relating to the tax-exempt mortgage revenue bonds is noted.  However, in connection with this Registration Statement Barnes & Thornburg is not opining that interest on any revenue bonds is or would be excludable from the gross income of a bondholder for federal income tax purposes.  The Company has revised the Registration Statement to further clarify this point, and I refer you to pages 30 and 38 of the Amendment No. 1 for the additional disclosure in this regard.  We also have revised the opinion filed as Exhibit 8.1 to the Registration Statement to provide further clarity on this matter.  Please see the revised opinion, which has been filed as Exhibit 8.1 to Amendment No. 1.  In this connection, Barnes & Thornburg is not relying on the opinion of any bond counsel and no such reliance is necessary given the nature and content of Barnes & Thornburg’s opinion.  Therefore, we respectfully submit that it is not necessary for the Company to file the bond counsels’ opinions as exhibits to the Registration Statement or revise the Barnes & Thornburg opinion to cover the revenue bonds.

12.           In the last paragraph in this section, please replace “summary” with “discussion” and delete the language stating that it “is for general information only.”

Response:  In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement as you requested.  I refer you to page 40 of the Amendment No. 1 for the revised disclosure.

Undertakings

13.           Please provide all required undertakings including, but not limited to, those required by Item 512(a)(5)-(6) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the undertakings in the Registration Statement as you requested.  I refer you to Part II, Item 17 of the Amendment No. 1 for the additional disclosure.

Mark S. Webb
Securities and Exchange Commission
September 30, 2013

Exhibit 8.1: Tax Opinion

14.           Please state that the opinion set forth in the registration statement is the opinion of counsel.  Additionally, please revise paragraph five to remove any language indicating that the opinion “fairly summarizes” the material tax consequences.

Response:  In response to the Staff’s comment, the tax opinion has been revised as you requested.  Please see the revised opinion, which has been filed as Exhibit 8.1 to Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2012
Market for Registrant’s Common Equity . . ., page 21

15.           Please revise to include the information required by Item 201(e) of Regulation S-K.

Response:  Your reference to Item 201(e) of Regulation S-K is noted.  Pursuant to Regulation S-K Item 201(e), Instruction 7, and the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations (Last Update: May 17, 2013), Q&A 106.10, the performance graph does not need to be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy statement or information statement relating to an annual meeting of security holders at which directors are to be elected (or a special meeting or written consents in lieu of such meeting).  This guidance further indicates that the performance graph is not required to be included in a Form 10-K, despite the indication in Item 5 of Form 10-K that the registrant is required to furnish the information required under Item 201.

The Company is a limited partnership organized under the laws of the State of Delaware.  Under the terms of the Company’s Agreement of Limited Partnership (the “Partnership Agreement”), the general partner of the Company has full, complete, and exclusive authority to manage and control the business affairs of the Company.  As such, the Company does not hold annual meetings of its limited partners and does not file or deliver annual proxy statements pursuant to Section 14 of the Exchange Act since neither the Delaware Revised Uniform Limited Partnership Act nor the Partnership Agreement require it to do so.  Because the Company does not hold annual meetings of or deliver annual proxy statements to its limited partners, it is not required to deliver an annual report under Exchange Act Rule 14a-3 or 14c-3, which, pursuant to the guidance referenced above, is the only filing that is required to contain the performance graph.  Therefore, we respectfully submit that the Company is not required, and it is not necessary, to revise the Company’s 10-K to include the Item 201(e) performance graph.

Section 16(a) Beneficial Ownership Reporting Compliance, page 114

16.           Please revise to discuss the Partnership’s compliance for the year ended December 31, 2012.

Response:  The Company acknowledges that reference to December 31, 2011 as the date of compliance for Section 16(a) beneficial ownership reporting in the Company’s Form 10-K for the fiscal year ended December 31, 2012 was a typographical error.  However, we respectfully

Mark S. Webb
Securities and Exchange Commission
September 30, 2013

submit that such typographical error is not material in light of the total mix of information set forth in the Form 10-K, especially since the Section 16 reports of the Company’s Section 16 filers are publicly available for viewing through the EDGAR system.  In this regard, the Company hereby confirms that, based solely upon review of copies of all the Section 16 reports filed by the managers and executive officers of Burlington Capital Group, LLC and by persons who own more than 10% of the Company’s beneficial unit certificates (whom are the persons required to file Section 16 reports relating to the Company), and based on written representations from each such person who did not file an annual report with the SEC on Form 5 that no other reports were required, the Company believes that there was compliance for the year ended December 31, 2012 with all Section 16(a) filing requirements applicable to such executive officers, managers, and beneficial owners of beneficial unit certificates.  For these reasons, we respectfully submit that an amendment to the Form 10-K for this limited purpose is not necessary.

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The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible.  Should you have additional comments or questions, please contact me at (317) 231-7333.

Sincerely,

/s/ David P. Hooper
David P. Hooper

cc:           Timothy Francis